SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Laureate Education, Inc.
(Name of Issuer)

Common Stock, $0.004 par value
(Title of Class of Securities)

518613203
(CUSIP Number)

c/o Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202
(410) 843-6100

Copy to:

Lillian Tsu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Tel: (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	NAMES OF REPORTING PERSONS
SPG GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,929,612 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,929,612 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,929,612 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 3,837 shares of Class B Common Stock, 2,081,121 shares of Class A Common Stock, 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 2,841,835 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,486,334 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,486,334 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,486,334 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 3,507 shares of Class B Common Stock, 1,895,386 shares of Class A Common Stock, 2,577 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 2,584,865 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
SPG Co-Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,554 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,554 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,554 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents 7,568 shares of Class A Common Stock, and 13,986 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group (B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,100 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 34 shares of Class B Common Stock, 18,209 shares of Class A Common Stock, 25 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 24,832 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group (Offshore), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
145,023 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
145,023 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,023 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.12% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 133 shares of Class B Common Stock, 61,260 shares of Class A Common Stock, 83 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 83,547 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group (RPV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
233,620 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
233,620 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
233,620 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.19% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 183 of Class B Common Stock, 98,698 shares of Class A Common Stock, 134 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 134,604 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Ian Snow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,929,612 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,929,612 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,929,612 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 3,837 shares of Class B Common Stock, 2,081,121 shares of Class A Common Stock, 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors, and 2,841,835 shares of Class B Common Stock held through Wengen. For additional information, see Note 5.

1	NAMES OF REPORTING PERSONS
Snow Phipps Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,656 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,656 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,656 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1% (See Note 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 3,837 shares of Class B Common Stock and 2,819 shares of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors. For additional information, see Note 5.

Explanatory Note:

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 (as subsequently amended, the “Statement”).

This Amendment No. 5 is being filed by the Reporting Persons to report the redemption by certain investors of Wengen Alberta, Limited Partnership (“Wengen”) of their respective interests in Wengen in exchange for delivery by Wengen to such investors of the number of shares of Issuer Class A Common Stock  corresponding to the Wengen interests so redeemed, as described in more detail below. Wengen Investments Limited (“Wengen GP”) is the General Partner of Wengen.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D relates to the shares of Class A Common Stock of the Issuer, and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 (as subsequently amended).

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of this Statement is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Statement is hereby incorporated by reference into this Item 3.

On October 28, 2021, certain investors elected to have their interests in Wengen redeemed in exchange for delivery by Wengen to such investors of the number of shares of Issuer Class A Common Stock corresponding to the Wengen interests so redeemed (the “Redemption”).  Following the Redemption and cancellation of the interests, investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), StepStone Group LP (together with its affiliates, “StepStone”) and Sterling Fund Management, LLC (together with certain of its affiliates, except for Sterling Laureate, LP, “Sterling” and, collectively, the “Former Wengen Investors”) no longer hold limited partnership interests in Wengen.

Following the Redemption, the limited partnership interests in Wengen are held by certain investment funds and other investors affiliated with or managed by CPV Partners, LLC (together with its affiliates, including CPV Holdings, LLC, “CPV”), Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps”), Sterling Laureate, LP and certain investment vehicles on behalf of persons that are not affiliated with CPV, Snow Phipps or the Former Wengen Investors (collectively, the “Wengen Investors”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Items 2, 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

On October 28, 2021, the Former Wengen Investors elected to engage in the Redemption.  Following the Redemption,  the Former Wengen Investors no longer hold limited partnership interests in Wengen and their respective representative on the board of directors of Wengen GP either have resigned or are expected to resign.

Because the Class B common stock, par value $0.004 per share, of the Issuer (the “Class B Common Stock”) outstanding after giving effect to the Redemption represented less than 15% of the total outstanding Class A Common Stock and Class B Common Stock, pursuant to the Issuer’s Amended and Restated Certificate of Incorporation each share of Class A Common Stock and each share of Class B Common Stock automatically converted into one share of the Issuer’s common stock (the “Common Stock”), effective October 29, 2021. Following the conversion, the Issuer has only one class of Common Stock outstanding, and the Issuer no longer qualifies for the “controlled company” exemption under the Nasdaq Stock Market listing rules.

In connection with the Redemption, on October 28, 2021, Wengen, Wengen GP and the Issuer entered into an amendment to the Amended and Restated Securityholders Agreement dated as of February 6, 2017, as further described in Item 6 below, which amendment was approved by the Former Wengen Investors, the Reporting Persons and the other Wengen Investors in accordance with the Wengen Securityholders Agreement (as defined in Item 6).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

The information set forth in Items 2, 3, 4 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). As of October 28, 2021, following the Redemption, the Reporting Persons may be deemed to beneficially own an aggregate of 22,943,361 shares of Class A Common Stock, which represents, in the aggregate, approximately 12.65% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (as disclosed in Amendment No. 8 to Schedule 13D filed by Wengen with the Securities and Exchange Commission on November 8, 2021), including as a result of their indirect ownership of Class B Common Stock through Wengen, their ownership of Class A Common Stock, their ownership of Class B Common Stock, and their ownership of Class B Common Stock payable under the Issuer’s Deferred Compensation Plan upon Ian Snow’s retirement from the Issuer’s board of directors.

Effective October 29, 2021, following the date of this Amendment No. 5 and as a result of the Redemption, all outstanding shares of Class B Common Stock were automatically converted to shares of Common Stock, in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Following the Redemption and the automatic conversion of all outstanding share of Class B Common Stock on a one-for-one basis into shares of Class A Common Stock (in accordance with the terms of the Wengen Securityholders Agreement (as defined in Item 6)), Wengen beneficially owns an aggregate of 20,855,584 shares of Common Stock.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen GP, which is governed by a board of directors composed of representatives of the Wengen Investors. Pursuant to the provisions of the Wengen Securityholders Agreement (as defined in Item 6), Wengen GP will vote the shares of Class A Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors and certain of their affiliates may be deemed to have shared voting power over the 20,855,584 shares of Common Stock held directly by Wengen.

In addition, Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P. beneficially own 2,819 shares of Common Stock as a result of contractual arrangements with Mr. Snow. Mr. Snow disclaims any beneficial ownership of any securities held by Snow Phipps Group (Offshore), L.P., Snow Phipps Group (B), L.P., Snow Phipps Group, L.P. and Snow Phipps Group (RPV), L.P., except to the extent of his pecuniary interest therein.

The above does not include additional shares of Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy pursuant to Management Stockholders Agreements, further described in Item 6.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate 181,336,728 shares of Common Stock outstanding as of September 30, 2021 (consisting of 114,983,272 shares of Class A Common Stock and 66,353,456 shares of Class B Common Stock), as set forth in the Issuer’s Quarterly Report on Form 10-Q for September 30, 2021.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.

Wengen, Former Wengen Investors, CPV, Snow Phipps and certain of their affiliates separately report their beneficial ownership of Common Stock on separate Schedule 13D filings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 2, 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

On October 28, 2021, the Issuer entered into Amendment No. 1 (the “Amendment”) dated as of the same date to the Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among Wengen, the Issuer and the other parties thereto (the “Wengen Securityholders Agreement”).

The Amendment provides, among other matters, that for so long as either KKR or CPV holds at least 8,035,713 shares of Issuer Common Stock, KKR and CPV collectively (or one of them if the other has lost its director designation right under the Wengen Securityholders Agreement) will have the right to nominate one additional director (the “Third Director”) who will initially be Ian K. Snow, and who may be removed or replaced at any time without cause by KKR and CPV (or one of them if the other has lost its existing director designation right under the Wengen Securityholders Agreement). In the event that KKR and CPV each ceases to be the beneficial owner of at least 8,035,713 shares of Issuer common stock, then the Third Director must offer his resignation as a director to the Issuer’s Board of Directors, and KKR and CPV thereafter will no longer be entitled to designate a Third Director. In addition, irrespective of their actual holdings, the right to designate a Third Director, as well as the existing Issuer director designation rights of KKR, CPV and Sterling Capital Partners II, L.P., Sterling Capital Partners III, L.P., SP L Affiliate, LLC, Douglas L. Becker, Steven M. Taslitz and their respective affiliates under the Wengen Securityholders Agreement, will expire on December 31, 2024.

In addition, the Amendment specifies that the Wengen GP must cause all of the Issuer’s shares held by Wengen to be voted, and that all current and former Wengen investors who have an employee or representative serving on the Wengen GP’s or the Issuer’s Board of Directors must vote their shares of the Issuer, in favor of the director nominees designated by KKR and CPV under the Wengen Securityholders Agreement.

Also, in the Amendment, Wengen,  the Wengen Investors and the Former Wengen Investors agree that, as between them and the Issuer, Wengen and such investors will be responsible for the payment of any taxes and any related fees, costs and expenses attributable to a direct or indirect transfer of Issuer common stock and that Wengen and the Wengen Investors and Former Wengen Investors will, at the time of any such transfer, pay to, or as directed by, the Issuer or Wengen (and the Issuer and Wengen have the right to withhold from any amounts distributable to Wengen or the Wengen Investors or Former Wengen Investors) the amount of any taxes payable in Peru with respect to such transfer and any related costs, fees and expenses incurred by the Issuer, any of the Issuer’s subsidiaries or Wengen. Wengen will pay any amounts it so receives from the Wengen Investors and Former Wengen Investors to the Issuer, and the Issuer will use any amounts it so receives from Wengen and the Wengen Investors and Former Wengen Investors (and any amounts so withheld) to pay any taxes payable in Peru and its related costs, fees and expenses.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is filed as Exhibit J to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit J	Amendment No. 1, dated as of October 28, 2021, to Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among the Issuer, Wengen, Wengen GP and its investors party thereto.

SIGNATURE

SPG GP, LLC

By:	/s/ Ian Snow	November 9, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group L.P.

By:	/s/ Ian Snow	November 9, 2021
Name:	Ian Snow	Date
Title:	Managing Member

SPG Co-Investment, L.P.

By:	/s/ Ian Snow	November 9, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (B), L.P.

By:	/s/ Ian Snow	November 9, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (Offshore), L.P.

By:	/s/ Ian Snow	November 9, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Snow Phipps Group (RPV), L.P.

By:	/s/ Ian Snow	November 9, 2021
Name:	Ian Snow	Date
Title:	Managing Member

Ian Snow

/s/ Ian Snow		November 9, 2021
Date

Snow Phipps Group, LLC

By:	/s/ Ian Snow	November 9, 2021
Name:	Ian Snow	Date
Title:	Managing Member